Mail Stop 3561

March 23, 2007

Via U.S. Mail
Ulrich Michel
Chief Financial Officer
WABCO Holdings Inc.
One Centennial Avenue
P.O. Box 6820
Piscataway, NJ 08855

> **Re: WABCO Holdings, Inc.**
> **Registration Statement on Form 10**
> **Filed February 26, 2007**
> **File No. 001-33332**

Dear Mr. Michel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form 10
Exhibit 99.1

General

1. In the first paragraph of the Summary on page 1, you state that you are "the leading provider of electronic and electromechanical products for commercial vehicle and passenger car markets" and that "WABCO's products are included in two out of three commercial vehicles." Please provide us with the basis for those statements.

2. We note you describe "regular-way," "ex-distribution," and "when-issued" markets beginning on page 31. Please revise to briefly explain or provide a cross reference at the beginning of the document so that investors may understand these terms at the point of first usage.

<u>Summary</u>
<u>Our Company, page 1</u>

3. Please revise your first paragraph to disclose your net income for the year ended December 31, 2006.

4. Please confirm that the 8% growth excludes acquisitions and provide us with the growth for each year. Also tell us what the growth would be including the impact of currency exchange rates.

<u>Summary Financial and Other Data and Summary Pro Forma Financial Information, page 13</u>

5. Please revise to also disclose your pro forma net earnings and basic and diluted earnings per share giving effect to the distribution and related transactions.

<u>Risk Factors, page 15</u>

6. Please delete the fourth and fifth sentences of the opening paragraph. If you know of additional material risks, please identify them.

7. Please add a risk factor about the risk you discuss on page 50 about the 30% to 40% decline in truck and bus production in North America you anticipate for 2007 and how that might impact your results.

<u>Our exposure to exchange rate fluctuations on cross border transactions, page 15</u>

8. Please revise to state the impact of foreign exchange effects on your results of operations during the last fiscal year.

<u>We are subject to general risks associated with our foreign operations, page 15</u>

9. Please revise to discuss any specific, material risks related to any specific countries or regions in which you operate, if there are any. We note from the previous risk factor that 89% of your sales occurred outside of the United States and note on page 50 that your most significant market is Western Europe.

We will be responsible for certain of American Standard's contingent and other liabilities, page 19

10. Please explain here or in the Business section why you will be receiving some subsidiaries involved in bath and kitchen fixtures.

Results of the Separation, page 28

11. Please revise your fifth paragraph to indicate the source of funds to pay separation costs.

Certain U.S. Federal Income Tax Consequences of the Distribution, page 29

12. Please revise the heading and your first sentence to indicate that you are discussing the "material" income tax consequences of the distribution. Also revise as applicable throughout.

13. Revise the first sentence of the last paragraph of this section on page 31 to remove the disclaimer that the tax information is "for general purposes only."

Unaudited Pro Forma Financial Statements, page 37
General

14. Reference is made to the "Separation and Distribution Agreement," "Tax Sharing Agreement," "Transition Services Agreement" and the "Employee Matters Agreement" as discussed in your "Certain Relationships and Related Party Transactions" section on page 72 through 76. In this regard, please revise the pro forma financial information to include adjustments giving effect to the agreements mentioned above. If you do not believe these agreements will have any effect on your pro forma results of operations, please explain your basis for this conclusion. Alternatively, if you believe the effects of these agreements have already been reflected in the pro forma financial information, please clarify in your footnote disclosure the nature of the pro forma adjustments resulting from these agreements and clearly explain the method and assumptions involved.

15. Please clarify in the introductory paragraph to the pro forma financial information how the termination of WABCO's participation in American Standards' receivable financing facilities and the elimination of Euro denominated bonds and associated interest expense are directly attributable to the WABCO spin-off transaction.

Unaudited Pro Forma Combined Consolidated Statement of Income, page 37

16. Please disclose in a footnote the methods(s) and assumptions (i.e., effective tax rate and basis) used in estimating your pro forma adjustment to income tax of $5.8 million.

17. Please disclose pro forma basic and diluted earnings per share giving effect to the distribution and related transactions on the face of the pro forma statement of operations and disclose in a related footnote the assumptions used in estimating the number of shares used in the pro forma earnings per share computations. Additionally, please provide the disclosures required by paragraph 40 of SFAS No. 128, as applicable.

Unaudited Pro Forma Balance Sheet, page 38

18. Refer to adjustment (a). Please explain why the amount of the adjustment to the pro forma balance sheet of $150.7 million increasing accounts receivable in connection with the elimination of WABCO's participation in American Standard's receivable financing facilities does not agree to the amount of receivables sold at December 31, 2006 of $226 million, as disclosed in Note 9 to WABCO's financial statements.

Notes to Unaudited Pro Forma Financial Information, page 39

19. We note from your disclosure that separation costs are estimated at $15 to $20 million. Please tell us the specific nature of these costs and explain the basis for your estimates. Please note that if these estimates are based on revised contracts or other written agreements, they would be considered factually supportable pursuant to Rule 11-02 (b)(6) of Regulation S-X, and should be reflected as adjustments in only your pro forma balance sheet, as of December 31, 2006. Your revised disclosures should be accompanied by footnote disclosures that clearly explain the method(s) and assumptions involved.

20. Reference is made to footnote (a). With regard to your balance sheet pro forma adjustments for accounts receivable, retained interest in securitization program and cash collection on behalf of banks – securitization, in the amounts of $150.7 million, $(17.4) million, and $(68.7) million, respectively, please disclose: the details and parties involved in terminating the agreements that govern your securitization program; the methods and assumptions used in estimating the aforementioned amounts; the accounting literature that supports the above pro forma adjustment entries; and your rational for recording the net amount of the above entries as a pro forma adjustment to Owners' net investment. Also, please break out either in a footnote or on the face of the balance sheet each adjustment that comprised the pro forma adjustment reflected in Owner's net investment of $224.7 million. Additionally, please disclose the method and assumptions (i.e., base, rate, etc.) used in estimating the "other expense, net" pro forma adjustment of $5.7 million on page 37.

21. Reference is made to footnote (c). Please disclose the expected source of funds to be used to repay the $39.5 million reflected in the pro forma adjustment to long-term debt. Also, please indicate where you have reflected the $6.0 million loss on redemption of this debt in your pro forma balance sheet pursuant to Rule 11-02 (b)(6) of Regulation S-X. As part of your disclosure please also explain why the offset to this adjustment is owner's net investment. Additionally, please disclose the method and assumptions (i.e., base, rate, etc.) used in estimating the interest expense pro forma adjustment of $2.9 million on page 37.

22. Reference is made to your footnote (d). Please disclose the method(s) and assumptions (i.e., base, rate, etc.) used in estimating the balance sheet adjustment for additional tax liabilities associated with prior period tax returns related to certain American Standard entities and explain in further detail how this adjustment is directly attributable to the spin-off transaction. Also, disclose how the additional tax liabilities calculation adheres to the "Tax Sharing Agreement" disclosed on page 75 in your filing. In addition, if these additional taxes will have a continuing impact on the company, please also disclose the impact of these additional taxes in your pro forma statement of income with a footnote that clearly explain the method and assumptions involved.

Sales, page 43

23. Here and elsewhere in MD&A, when you attribute a change in a line item to more than one cause, to the extent possible, please quantify each. See, for example, the second sentence on this section and the second sentence under Sales on page 45.

24. Also please revise to explain the cause of the "price erosion" in Europe you discuss.

Quantitative and Qualitative Disclosures About Market Risk, page 51

25. Your current discussion on page 51 regarding your exposure to changes in foreign currency exchange rates does not comply with the requirements outlined in Item 305 of Regulation S-K. Please revise your disclosures regarding your exposure to changes in foreign currency exchange rates so that they are presented in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Business
Manufacturing & Operations, page 56

26. Please revise to briefly explain what you mean by "Six Sigma Lean initiatives."

Committees of the Board of Directors
Audit Committee, page 61

27. Please revise to disclose the name of the audit committee financial expert. Refer to Item 401(h)(1)(ii) of Regulation S-K.

Compensation Discussion and Analysis, page 62
General

28. We note that you have not yet established your executive compensation philosophy nor have you determined the material elements of the compensation of your executive officers, except for Mr. Esculier. Please include information required by Item 402(b) in the next amendment or tell us why it would not be material to investors.

Existing Equity Awards, page 62

29. We note from your disclosure on page 62 and 63 that with respect to stock options granted prior to 2007, you expect that all such options will be adjusted into two separate options, one relating to WABCO common stock and one relating to American Standard common stock. This appears to be a modification of awards of equity instruments based on the guidance in paragraph 51 and 53 of SFAS No. 123(R). In this regard, please revise the pro forma statement of income and balance sheet to include adjustments for the effect that the above modification will have on your pro forma balance sheet and pro forma statement of income. Your revised pro forma information should be accompanied by a footnote that clearly explains the method(s) and assumptions used to value the modified options and estimate the effects on operations. In addition, disclose in your MD&A the effects that this modification of awards of equity instruments will have on future operations on an annual and aggregated basis, supported by the method and assumptions used in determining your estimate. If you do not believe compensation will be required to be recognized pursuant to paragraph 54 of SFAS 123(R), explain your basis for this conclusion.

30. We also note that grants of options with respect to American Standard common stock that were made to your officers in 2007 prior to the distribution are expected to be equitably adjusted upon the distribution so as to relate solely to the common stock of WABCO. In this regard, please tell us and disclose in your MD&A the terms of the options granted in 2007 prior to the distribution. In addition, disclose the nature and terms of the expected modifications to be made to these options in connection with the distribution. Also please disclose in your MD&A the effects that the options granted in 2007 (as of the date of your filing) and the expected modification to the terms of these options upon the distribution will have on future operations on an annual and aggregate basis, along with the method and

assumptions used in your estimate and the authoritative literature used in your accounting.

Chief Executive Officer Compensation, page 63

31. We note from your disclosure on page 63 that at or following the distribution, Mr. Esculier is expected to receive a combination of a Founder's Grant and an initial grant commensurate with his position as Chief Executive Officer, consisting of WABCO equity awards or awards linked to equity with a fair value for accounting purposes of approximately $2,200,000. These equity awards will vest in three annual increments. In this regard, please revise the pro forma information to include adjustments giving effect to these and any other equity awards you will grant in connection with the distribution. Your revised pro forma information should be accompanied by a footnote that clearly explain the method(s) and assumptions involved in determining the fair value of the grants and related pro forma adjustments.

32. The pro forma statement of income should also be revised to give effect to Mr. Esculier's revised Salary of $600,000 and any other revisions to your officer's compensation arrangements that will occur in connection with the distribution.

Grants of Plan-Based Awards (with respect to service to American Standard), page 66

33. We note from footnote 3 on page 67, that the options issued to Mr. Esculier and Mr. Michel may become exercisable (and could be settled for cash) in connection with the occurrence of a change in control. In this regard, please tell us if any other stock option disclosed in note 5 to your consolidated financial statements has a similar cash settlement clause. Also, tell us whether you have classified the above mentioned stock options as equity or liability, explaining how you considered paragraph 32 of SFAS No. 123(R) in your conclusion. We may have further comment upon receipt of your response.

Financial Statements
Combined Consolidated Statement of Income, page F-3

34. Please revise to disclose pro forma basic and diluted earnings per share for all periods presented giving effect to the planned distribution transaction. The notes to your financial statements should also be revised to disclose the assumptions used in determining the weighted average number of shares used in computing basic and diluted earnings per share. Pro forma earnings per share should also be disclosed in your Summary Financial Data on page 13 and in your Selected Financial Data on page 35.

Combined Consolidated Statement of Cash Flows, page F-5

35. We note from the operating activities section in your statement of cash flow that the figure for non-cash stock compensation for the year ended December 31, 2006 is blank, but your disclosure in note 5 on page F-14 states that you recognized stock based compensation expense of $2.4million. Please reconcile or revise accordingly.

36. We note from the financing activities section in your statement of cash flows that you present cash flow activities for borrowing of long-term debt and short-term debt on a net rather than on a gross basis. We also note that you present changes in balance due to and from American Standard and its affiliates on a net basis. Please provide us with and expand your disclosure to explain your basis for presenting cash flows from long-term and short-term debt and amounts due to and from American Standard and its affiliates on a net rather than gross basis, supported by the guidance in paragraph 11, 12 and 13 of SFAS No. 95 or revise your financial statements to present borrowings and repayments on a gross basis.

Note 2. Summary of Significant Accounting Policies, page F-7

37. We note from your disclosure that your financial statements may not necessarily reflect WABCO's result of operations, financial position and cash flows in the future or what its results would have been had WABCO been a standalone company during the periods presented. In this regard, since agreements with related parties are by definition not at arms length and may be changed at any time, please include in your footnote disclosure management's estimate of what your expenses would have been on a stand alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity to your parent company. See SAB Topic 1: B: 1 for guidance.

Note 5. Stock Options, page F-14

38. Please provide the disclosures required by paragraph A240 (b) (2) of SFAS No. 123(R), as applicable.

39. Please provide the disclosures required by paragraph A240 (c) of SFAS No. 123(R) for each year for which an income statement is provided.

Note 12. Debt, page F-22

40. We note from your disclosure that you have long-term debt, which consists of bank borrowings totaling $15.8 million at December 31, 2006. In this regard, please disclose in your footnote the terms of these bank borrowings (i.e., interest rate, payment terms and maturity date). Refer to the requirements outlined in Rule 5-02(22) of Regulation S-X.

Note 15. Related Party Transactions
Loans To American Standard or American Standard Affiliated Companies and Loan From
American Standard or American Standard Affiliated Companies, page F-26

41. We note from the disclosure in Note 15 that WABCO has certain amounts due to and from American Standard and its subsidiaries at December 31, 2006 and 2005 that have been reflected in "owners' net investment" since there is no intention to settle these balances in cash. Please tell us and explain in your financial statements how WABCO and American Standard plan to handle or settle these inter-company balances in connection with the spin-off transaction. If they are expected to be settled in connection with the spin-off transaction, please revise your pro forma balance sheet included elsewhere in the registration statement to give effect the expected settlement of these balances.

42. Also, we note from the disclosure in Note 15 that WABCO has entered into loans with certain of American Standard's subsidiaries to fund working capital requirements as well as capital expenditures and that the interest rates charged on these loans ranged from .9% to 6.0%. Given that the interest rates on these loans do not appear to represent market interest rates, we believe that your financial statements should be revised to include an analysis of the activity in your inter-company accounts with American Standard and its subsidiaries for each period presented in your statements of income as well as disclosure of the average balances due to and from American Standard for each period presented. Refer to the guidance outlined in SAB Topic 1: B, Question 4.

Investments in Unconsolidated Joint Ventures, page F-26

43. Reference is made to your summarized annual financial data disclosure for your equity method investments labeled "Unaudited" on page F-27. Your summarized financial data for your equity method investments required by Article 4-08(g) of Regulation S-X should not be labeled "Unaudited." Please revise accordingly.

Note 16. Geographic Information, F-27

44. We note from your disclosure that you have one reportable business segment. In this regard, please disclose the factors used by you to identify the enterprise's reportable segment(s), including the basis of organization. As part of your disclosure, please address whether operating segments have been aggregated. See paragraph 26 of SFAS No. 131 for additional guidance.

Exhibits

45. Please provide any exhibits that have not already been filed, as soon as possible. As these exhibits may trigger a number of disclosure matters, we will need a reasonable period of time to review these exhibits as well as all disclosure in the

registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (917) 777-7886
        Thomas W. Greenberg, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP